
rake
The next generation universal messaging platform
Every Rake Workspace includes a FREE SMS number
Rake is the #1 Slack alternative
It's about the conversation not the platform.

Mike Hendrix (He/Him) · 2nd

CRO | Actively Raising Capital for Rake.ai | Omnichannel Communications Champion | Enterprise Technology Innovator | Leading in the Stakeholder Era

Columbus, Ohio, United States · Contact info

500+ connections

Rake LLC

Appalachian State University

Experience

Chief Revenue Officer
Rake LLC · Full-time
Aug 2020 – Present · 1 yr 6 mos
Columbus, Ohio, United States

Rake is serving thousands of stakeholders through our business communication platform. Our team is passionate and we're building a great company. I am currently focused on creating partnerships, a Series A round of funding and growing our customer base.

Rake | Home

Interim Chief Growth Officer
CbusShops, LLC · Freelance
Jun 2020 – Present · 1 yr 8 mos
Columbus, Ohio, United States

Last-mile delivery solution for national and regional shopping mall tenants

NBC Sports Group
6 yrs

- **Vice President, Clubhouse Solutions & ClubBuy GPO**
  Full-time
  Jan 2020 – May 2020 · 5 mos
  Focused on helping private clubs reach their goals.
- **Vice President - GolfNow Business Services**
  Sep 2017 – Jan 2020 · 2 yrs 5 mos
  Orlando, Florida Area

Show 1 more role

Golfnow.com
5 yrs

- **Senior Regional Director**
  Jan 2012 – Jun 2014 · 2 yrs 6 mos
  Region includes Missouri, Illinois, Indiana, Ohio, Kentucky, western Pennsylvania and West Virginia
- **Regional Director**
  2009 – Dec 2011 · 2 yrs
  Oversee development and operations in Midwest United States

Owner
Ohio Golf Group
2006 – 2009 · 3 yrs

Custom marketing campaigns, Publishing, SEO, LastMinuteGolfer.com, Golf Package development, sales and marketing

Show 2 more experiences

Education

Appalachian State University

Cornell Hospitality Management

Cornell Hospitality Management

Licenses & certifications

Hospitality Revenue Management
Cornell University
Issued Jan 2010 · No Expiration Date

Volunteer experience

Youth baseball coach
UAJBA